May 7, 2015

BY EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

RE:     PMC-Sierra, Inc.

Form 10-K for the Fiscal Year Ended December 27, 2014

Filed February 24, 2015

File No. 0-19084

Dear Mr. Vaughn:

PMC-Sierra, Inc., a Delaware corporation (the “Company” or “PMC”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 29, 2015 (the “Comment Letter”) in relation to the above-referenced Form 10-K.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

PMC-Sierra, Inc. 1380 Bordeaux Drive, Sunnyvale, CA 94089 USA P: 408.239.8000 F: 408.492.9192   www.pmcs.com

U.S. Securities and Exchange Commission

Kevin L. Vaughn

May 7, 2015

Form 10-K for the Fiscal Year Ended December 27, 2014

Item 1. Business, page 7

1.

You state on page 7 that EMC Corp. accounted for more than 10% of your net revenues in 2014. In its letter to us dated January 11, 2013, EMC Corp. told us that one of its resellers exported to Syria a limited amount of EMC’s data storage hardware and associated components and software. You state on page 7 that your products are sold in Africa, a region that includes Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K contacts with Syria or Sudan. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan, if any, whether through customers, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

We respectfully advise the Staff that the Company does not have any past, current, or anticipated contacts with Sudan or Syria (the “Sanctioned Countries”).  The Company provides no products, technology, or services, directly or indirectly, to the Sanctioned Countries.  Additionally, the Company does not have any agreements, arrangements, or other contacts with the governments of the Sanctioned Countries, or entities they control.

The Company conducts its business in compliance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as state sponsors of terrorism.  The Company has policies and procedures in place for compliance with these laws, including standard terms and conditions in purchase orders and other agreements with customers informing its customers that its products are subject to U.S. export control and may not be transferred to the Sanctioned Countries in violation of U.S. export control laws and regulations.  The Company adds a diversion statement to every invoice and shipment processed, which reads: “These commodities, technologies or software were exported in accordance with the Export Administration Regulations, diversion contrary to U.S. Export Law is prohibited.”  The Company requires its customers to notify PMC in the case where products are forwarded to any of the Sanctioned Countries or entities they control.

Furthermore, the Company has rigorous screening procedures designed to ensure that it does not do business in a Sanctioned Country or with a prohibited entity.  These procedures include, but are not limited to, the following:

•	all customers, potential customers or other entities receiving domestic and international shipments from PMC must be checked by the Company against the various export control lists;

U.S. Securities and Exchange Commission

Kevin L. Vaughn

May 7, 2015

•

application system tools configured to check each new customer and each order upon creation against government lists from the United States, Canada, Australia, the European Union, Hong Kong, India, Israel, Japan, Russia, Singapore, Switzerland, and the United Nations.  These lists compile the names of individuals and/or corporations that are limited in the types of products that they can receive or that are restricted from receiving certain products; and

•	application system designed to automatically block shipments or sales that do not comport with U.S. export control laws and regulations.

The Company designs and sells individual components, which EMC incorporates into larger systems, such as storage hardware solutions.  Similar to the Company’s sales to other original equipment manufacturers, the Company’s sales to EMC are governed by purchase orders and invoices which include explicit export control provisions.  The Company’s products are delivered to EMC or its contract manufacturers, and the Company has no control over the production of finished goods by EMC or its delivery of products and support.  The Company does not deliver any product or provide any services to EMC’s plants, storage facilities or third party logistics’ suppliers, if any, in the Sanctioned Countries.  The Company has no information that its products are being sent by EMC to the Sanctioned Countries in violation of U.S. law.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 26

2.

When discussing changes in your operations, please quantify the amounts attributable to changes in price and/or volume. For example, you refer to “lower sales volumes” from FTTH and legacy products, “partially offset by higher volumes of sales” from your OTN products, but the amounts of such changes in volume are unclear from your disclosure. It is similarly unclear why sales volumes increased or decreased for each of the Storage, Optical and Mobile product types to which you refer. Please tell us and revise future filings. Please also address in your response and revised disclosure in applicable future filings the relationship between, on the one hand, the “unprecedented” growth rates of mobile and internet traffic and the “insatiable demand” driving upgrades and improvements to network infrastructure and storage management capabilities, as mentioned on page 4 and, on the other, the changes in the results of operations from 2012-2013 and from 2013-2014 that you disclose here.

We respectfully advise the Staff that the Company considers the impact of price and/or volume in our assessment of changes in our operations.  For the periods noted, volume was the primary driver of changes in net revenues, while prices remained relatively stable.

U.S. Securities and Exchange Commission

Kevin L. Vaughn

May 7, 2015

Our Form 10-Q for the first quarter of 2015 includes discussion on the impact of changes in volume and price on our results of operations, and we will revise future filings to continue to provide this clarification.

As requested, we are providing the Staff with additional information regarding changes in net revenue from 2013 to 2014 and from 2012 to 2013, as follows:

2013 to 2014

Our Storage net revenues increased by $23.5 million from 2013 to 2014, primarily due to an increase in sales volume of our Flash controller products resulting from initial production ramps by our customers.

Our Optical net revenues decreased by $1.7 million from 2013 to 2014, mainly due to the decline in sales volume of our older generation FTTH and legacy products outpacing the growth of our newer OTN products.

Our Mobile net revenues decreased $4.3 million from 2013 to 2014, primarily due to a decrease in revenue from our older generation mobile backhaul and mixed signal products mainly related to volume erosion.  This decrease was partially offset by an increase in revenue from our Remote Radio Head products, mainly as a result of higher volume, as initial products are ramping into production.

2012 to 2013

Storage net revenues decreased by $10.1 million, or 3%, compared to 2012, mainly due to macro-economic uncertainty in 2013 driving continued softness in enterprise spending. Accordingly, revenue of our server and storage products were lower compared to 2012, primarily as a result of lower volume.  This was partially offset by higher sales to Data Center customers and of our flash controller products as a result of our acquisition of IDT’s enterprise flash controller division in July 2013, both increases relating mainly to higher volume.

Our Optical net revenues decreased by $6.4 million, or 6%, compared to 2012, mainly due to continued weakness in the macro-economic environment in 2013, which drove lower levels of carrier spending.  Sales from our legacy metro aggregation transport and routing and switching products were lower mainly to lower volume, due to continued base erosion in these mature markets.  This was partially offset by higher revenue from our newer DIGI and Meta families of OTN products, related mainly to higher volume.

Our Mobile net revenues decreased by $6.5 million, or 9%, compared to 2012, mainly due to continued weakness in the macro-economic environment in 2013, which drove lower levels of carrier spending.  Accordingly, sales of our mobile backhaul products were lower compared to 2012, related mainly to lower volume.

U.S. Securities and Exchange Commission

Kevin L. Vaughn

May 7, 2015

We respectfully advise the Staff that the references to “unprecedented growth rates of mobile and internet traffic” and “insatiable demand driving upgrades and improvements to network infrastructure and storage management capabilities” are descriptions of the general industry environment in which our products are sold.  Although there continues to be strong demand for products in our industry, our revenues are dependent on our ability to offer technologically relevant products and win designs at our customers, as well as the success of our customers in the market.  As such, there is not necessarily a direct correlation between industry strength and our revenues.

We respectfully refer the Staff to our Form 10-K, which describes factors, including our ability to achieve design wins, that influence our ability to be successful relative to our industry in general.  These factors include, among others, those described under the following risk factor headings:

•	“Our global business is subject to a number of economic risks.”
•	“Our operating results may be impacted by rapid changes in demand due to the following: [list of factors].”
•	“Our revenues may decline if we do not maintain a competitive portfolio of products or if we fail to secure design wins.”
•	“Design wins do not translate into near-term revenues and the timing of revenues from newly designed products is often uncertain.”
•

“We rely on a few customers for a major portion of our sales, any one of which could materially impact our revenues should they change their ordering pattern. The loss of a key customer could materially impact our results of operations.”

We will consider expanding our disclosure in future filings to further describe the relationship between our operations and general industry conditions to the extent material to an investor's understanding of our results of operations.

Gross Profit, page 27

3.	In future filings, if you attribute changes to a line-item due to a change in “product mix,” please revise to clarify how mix changed and resulted in the increase or decrease to that line item.

We respectfully acknowledge the Staff’s comment and in future filings will include more clarity in terms of how product mix changed and whether it resulted in an increase or decrease to the line item, where applicable.  We also respectfully advise the Staff that product mix did not have a prominent impact on our results of operations for the first quarter of 2015.

U.S. Securities and Exchange Commission

Kevin L. Vaughn

May 7, 2015

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 67

4.

We note that you have $177.2 million of undistributed earnings related to your foreign subsidiaries for the year ended December 27, 2014 and that you intend to reinvest your foreign earnings indefinitely. We further note that your U.S. operations generated a loss before income taxes for each of the last three fiscal years although you have generated foreign earnings for each of the last three fiscal years. If material to an understanding of your liquidity, please revise future filings to discuss the impact of this trend. In this regard, please revise future filings to disclose the portion of your cash that held by foreign subsidiaries and the amount of cash that is available for use in the U.S. without having to repatriate earnings.

The Company respectfully acknowledges the Staff's comment and to the extent such trends could be considered material to an understanding of our liquidity, we will disclose as appropriate in our future filings the impact of this trend.  In addition, we will disclose in our future filings the amounts of cash and investments held by foreign subsidiaries to clarify the portion of cash that is available for use in the U.S. without having to repatriate earnings.

In consideration of the Staff’s comment, the Company has included the following enhanced disclosure in the “Liquidity and Capital Resources” section of our most recently filed Form 10-Q for the quarter ended March 28, 2015:

          “As of March 28, 2015, the amount of cash and short-term and long-term investments held by our foreign subsidiaries was $223.2 million.  Our intent is and we have the ability to indefinitely reinvest these funds outside the U.S.  If the funds held by our foreign subsidiaries are needed for our operations in the U.S., or are otherwise repatriated into the U.S., we could be required to accrue and pay taxes to repatriate these funds, which could reduce the net funds available to the Company.”

*  *  *  *  *

U.S. Securities and Exchange Commission

Kevin L. Vaughn

May 7, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 239-8067 should you require further information or have any questions.

Very truly yours,

/s/ Steven J. Geiser___________
Steven J. Geiser

Chief Financial Officer

PMC-Sierra, Inc.